SEQUANS COMMUNICATIONS S.A.
AMENDMENT NO. 3 TO CONVERTIBLE PROMISSORY NOTE

This Amendment No. 3 to Convertible Promissory Note (the “Amendment”) is made as of September 27, 2018 by and between Sequans Communications S.A., a société anonyme incorporated in the French Republic (the “Company”) and Nokomis Capital Master Fund, LP, a Cayman Islands exempted limited partnership (the “Purchaser” and together with the Company, the “Parties”) and is made with reference to the Convertible Promissory Note issued as of April 14, 2015 (the “Note”), as amended on June 30, 2017 and October 30, 2017, under and pursuant to that certain Convertible Note Agreement, dated as of April 14, 2015 (the “Purchase Agreement”), between the Parties. Unless otherwise indicated herein, capitalized terms used herein have the same meanings set forth in the Purchase Agreement.
WHEREAS, the Parties wish to amend the Note to extend the maturity of the Note to April 14, 2021 and to lower the conversion rate of the Note;
WHEREAS, the Parties wish to amend the Note to allow the Company to grant Harbert European Specialty Lending Company II S.A.R.L. (“Harbert”) a security interest on all of the Company’s intellectual property; and
WHEREAS, the Parties wish to amend the Note to provide that the Note will be subordinated to up to €12 million of secured indebtedness owed to Harbert under the loan agreement between the Company and Harbert.
NOW, THEREFORE, the Parties hereby agree to amend the Note as follows:

1.	Amendment to Note.

a.	Section 3.1 of the Note is hereby amended and restated in its entirety as follows:

“Section 3.1 Scheduled Payment. Unless converted as set forth below, the Accreted Principal Amount (including any accrued and unpaid interest) of this Note shall be due and payable on April 14, 2021.”

b.	Section 5.2 of the Note is hereby amended and restated in its entirety as follows:

“Section 5.2 Conversion Rate. The initial Conversion Rate shall be 588.2353 Ordinary Shares (subject to adjustment as provided in this Article V, the “Conversion Rate”) per US$1,000 Accreted Principal Amount (including any accrued and unpaid interest) of the Note. To address dilution of the conversion rights granted under the Notes, the Conversion Rate shall be subject to adjustment from time to time pursuant to Sections 5.3 and 5.4.”

c.	Article VI of the Note is hereby amended and restated in its entirety as follows:

“For so long as the Note is outstanding, the Company will not grant a consensual security interest or pledge its personal property assets to another third-party lender in connection with debt for borrowed money (other than (i) purchase money security interests or capital leases incurred in the ordinary course of business, (ii) up to $25 million of secured indebtedness relating to a receivables facility or debt or letters of credit facilities, and (iii) up to €12 million of secured indebtedness owed to Harbert under the loan agreement between the Company and Harbert, which is or will be secured by all of the Company’s intellectual property) without the consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed, in particular in the case of a security interest or pledge granted or made to a strategic corporate partner or joint venture partner as a component of a financing transaction or other business relationship with a strategic corporate partner or joint venture partner (whether directly or involving an investment fund controlled by the relevant strategic corporate partner or joint venture partner)).”

d.	A new Article XII is hereby added to the Note as follows:

“ARTICLE XII
SUBORDINATION
With the exception of (i) up to $25 million of secured indebtedness owed to Natixis under the factoring agreement between the Company and Natixis and (ii) up to €12 million of secured indebtedness owed to Harbert under the loan agreement between the Company and Harbert, which is or will be secured by all of the Company’s intellectual property, the Note and the interest accrued under the Note are the senior obligations of the Company and will rank pari passu in right of payment with all other senior and unsubordinated obligations of the Company.”

2.	Miscellaneous.

a.
Governing Law. The validity, interpretation and performance of this Amendment shall be governed by and construed in accordance with the internal laws of The French Republic (without regard to principles of conflicts of law). The parties agree that the competent courts within the jurisdiction of the Paris Court of Appeal (Cour d’Appel de Paris) shall have exclusive jurisdiction (and are deemed to be a convenient forum for each party) as to resolution of any dispute.

b.	Continuing Effect. Other than as set forth in this Amendment, all of the terms and conditions of the Note will continue in full force and effect.

c.
Amendment and Waiver. No modification of or amendment to this Amendment, nor any waiver of any rights under this Amendment, shall be effective unless in writing signed by the Company and the Purchaser. No delay or failure to require performance of any provision of this Amendment shall constitute a waiver of that provision as to that or any other instance.

d.	Successors and Assigns. The terms and conditions of this Amendment shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties.

IN WITNESS WHEREOF, the Company has executed and delivered this Amendment on September 27, 2018.
COMPANY: SEQUANS COMMUNICATIONS S.A.
By: /s/ Georges Karam
Georges KARAM
CEO

PURCHASER: NOKOMIS CAPITAL MASTER FUND, LP
By: /s/ Brett Hendrickson
Brett HENDRICKSON
Portfolio manager